EXHIBIT 99.1

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

July 27, 2010

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2010 and 2009, and with the fiscal 2009 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 14 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

The following are the three primary objectives of this MD&A:

•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;
•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and
•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Corporate Overview – includes a description of our business and how we generate revenue as well as the markets in which we operate.  In addition, we also summarize significant developments and certain financial highlights for the quarter;

Financial Review – discusses year-over-year changes to operating results for the three and nine months ended June 30, 2010 and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;

Liquidity and Capital Resources – discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources; and

Critical Accounting Estimates, Future Accounting Changes, and Risks and Uncertainties – explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings from continuing operations before interest on long-term debt, interest income, other expenses (income), gain on sale of assets, and income tax expense (“adjusted EBIT”);
2.	Constant currency growth;
3.	Days Sales Outstanding (“DSO”);
4.	Return on Invested Capital (“ROIC”);
5.	Return on Equity (“ROE”); and
6.	Net Debt to Capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 17. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 8 and 9. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 22.

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

RESTATEMENT OF PRIOR PERIODS

As of the first quarter of fiscal 2010, CGI adopted Section 1602, “Non-Controlling Interests” retrospectively. This MD&A reflects the impacts of these restatements on the consolidated financial statements for the three and nine months ending June 30, 2009. Please refer to Note 1 of our consolidated financial statements for further details.

Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Table of Contents

CORPORATE OVERVIEW	5

ABOUT CGI	5
VISION AND STRATEGY	5
COMPETITIVE ENVIRONMENT	6
QUARTERLY VARIANCES	6

Q3 2010 HIGHLIGHTS	6

ACQUISITION OF STANLEY INC.	6

SHARE REPURCHASE PROGRAM	7
OVERVIEW OF Q3 2010	8

KEY PERFORMANCE MEASURES	8
SELECTED QUARTERLY INFORMATION	9
FINANCIAL REVIEW	10
BOOKINGS AND BOOK-TO-BILL RATIO	10
FOREIGN EXCHANGE	10
REVENUE DISTRIBUTION	11
REVENUE VARIATION AND REVENUE BY SEGMENT	12
OPERATING EXPENSES	14
ADJUSTED EBIT BY SEGMENT	15
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	17
NET EARNINGS	18

LIQUIDITY	18

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES	19
CASH USED IN CONTINUING INVESTING ACTIVITIES	19
CASH USED IN CONTINUING FINANCING ACTIVITIES	20
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	20

CONTRACTUAL OBLIGATIONS	20
CAPITAL RESOURCES	21
FINANCIAL INSTRUMENTS AND HEDGES	21
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	22
OFF-BALANCE SHEET FINANCING AND GUARANTEES	22
CAPABILITY TO DELIVER RESULTS	23
RELATED PARTY TRANSACTIONS	24
JOINT VENTURE: SUPPLEMENTARY INFORMATION	24
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	24
CHANGES IN ACCOUNTING POLICIES	25
CRITICAL ACCOUNTING ESTIMATES	25
FUTURE ACCOUNTING CHANGES	28
RISKS AND UNCERTAINTIES	32

RISKS RELATED TO THE MARKET	32
RISKS RELATED TO OUR INDUSTRY	32
RISKS RELATED TO OUR BUSINESS	33

INTEGRITY OF DISCLOSURE	36
LEGAL PROCEEDINGS	37

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

CORPORATE OVERVIEW

About CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services to clients worldwide, utilizing a flexible, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of our revenue was generated by business units having successfully obtained certification.

Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, the United States and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.

Vision and Strategy

Our strategy is based on long-term fundamentals and has not changed since September 30, 2009. Please refer to our 2009 Annual Report or visit www.cgi.com for further details.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Competitive Environment

There have been no significant changes to the description outlined in our 2009 Annual Report.

Quarterly Variances

Please refer to our 2009 Annual Report for the section outlining the factors causing quarterly variances.

Q3 2010 HIGHLIGHTS

This quarter marks the second consecutive quarter of constant currency growth for CGI.  As with the global economic markets, growth has been slow but improving.  Clients are slowly regaining confidence in the market for IT services and have started to reinvest where appropriate.  The cost control measures and restructuring efforts we have put in place have helped us maintain and even grow our margins during the recession and the early stages of the recovery.  Highlights for the quarter are:

•	Bookings of $838 million;
•	Book-to-bill ratio of 113% for the last 12 months;
•	Constant currency growth of 0.7%;
•	Adjusted EBIT margin remained strong at 13.8%;
•	Basic and diluted EPS from continuing operations grew by 20.0%;
•	Return on invested capital reached a record level of 16.8%;
•	Cash and short-term investments balance remained strong at $406 million;
•	DSO improved to 36 days from 41 days a year ago; and
•	Repurchased 7.1 million Class A shares of the Company.

Acquisition of Stanley Inc.

On May 7, 2010, CGI announced a definitive merger agreement with Stanley, Inc. (“Stanley”) a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. CGI commenced the cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share (representing an enterprise value of approximately US$1.07 billion). The transaction will be funded from CGI’s cash on hand and existing credit facilities. The closing of the tender offer, which is expected to occur during the fall of 2010, is subject to terms and conditions, including the tender of at least a majority of Stanley’s shares and regulatory approvals.

Stanley’s operations will increase our scale and capabilities to serve the U.S. Federal Government expanding our offering into the defense and intelligence space. This acquisition will result in nearly 50% of our total revenue being delivered from our U.S. operations. For the current quarter, we expensed approximately $4.2 million of acquisition-related costs.

Capital Stock and Options Outstanding (as at July 21, 2010)

245,531,590 Class A subordinate shares
33,608,159 Class B shares
26,901,375 options to purchase Class A subordinate shares

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Q3 2010 Trading Summary

CGI's shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	15.22	Open:	15.01
High:	16.80	High:	16.40
Low:	14.64	Low:	13.50
Close:	15.84	Close:	14.93

Canadian average daily trading volumes:	1,372,177	U.S. average daily trading volumes:	222,084
Includes the average daily volumes of both the TSX and Alternative Trading Systems.

Stock Performance

SHARE REPURCHASE PROGRAM

On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A shares allowable under the NCIB, or elects to terminate the NCIB.

During the third quarter of 2010, the Company repurchased 7,088,516 of its Class A subordinate shares for $111.8 million at an average price of $15.78. Included in the number of Class A subordinate shares outstanding are 458,500 shares which were repurchased at the end of the quarter, were held by the Company, but cancelled after June 30, 2010. Since the beginning of the fiscal year on October 1, 2009, the Company repurchased 27,483,385 of its Class A subordinate shares for $393.3 million at an average price including commissions of $14.31.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

OVERVIEW OF Q3 2010

Key Performance Measures

We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	•
Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, and income taxes (see definition on p. 2). Management believes this best reflects the profitability of our operations.

•
Diluted earnings per share from continuing operations attributable to shareholders of CGI – is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	•
Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	•
Constant currency growth – is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	•	Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.
•
Book-to-Bill ratio – is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•
Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•
Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Selected Quarterly Information

	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
As at and for the three months ended	2010	2010	2009	2009	2009	2009	2008	2008
Growth
Backlog1 (in millions of dollars)	11,358	11,420	11,410	10,893	11,772	12,019	11,400	11,645
Bookings (in millions of dollars)	838	1,131	1,591	549	1,059	1,676	775	982
Book-to-bill ratio	93%	124%	174%	59%	111%	177%	78%	106%
Revenue (in '000 of dollars)	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372	929,198
Year-over-year growth	-5.1%	-4.0%	-8.7%	-0.3%	0.0%	1.9%	11.7%	2.8%
Constant currency growth2	0.7%	3.5%	-3.7%	-1.4%	-4.5%	-5.6%	4.3%	2.6%
Profitability
Adjusted EBIT3	124,474	123,963	119,436	126,128	113,135	107,250	114,228	105,255
Adjusted EBIT margin	13.8%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%	11.3%
Earnings from continuing operations
(in '000 of dollars)	85,880	81,591	111,219	82,640	76,678	76,590	79,989	75,492
Earnings from continuing operations margin	9.5%	9.0%	12.2%	8.9%	8.1%	8.1%	8.0%	8.1%
Net earnings (in '000 of dollars)	85,880	81,591	111,219	82,640	76,678	77,813	80,074	73,815
Net earnings margin	9.5%	9.0%	12.2%	8.9%	8.1%	8.2%	8.0%	7.9%
Basic EPS from continuing operations (in dollars)4	0.30	0.28	0.38	0.27	0.25	0.25	0.26	0.24
Diluted EPS from continuing operations
(in dollars)4	0.30	0.28	0.37	0.27	0.25	0.25	0.26	0.24
Basic EPS (in dollars)4	0.30	0.28	0.38	0.27	0.25	0.25	0.26	0.24
Diluted EPS (in dollars)4	0.30	0.28	0.37	0.27	0.25	0.25	0.26	0.23
Liquidity
Cash provided by continuing operating activities
(in '000 of dollars)	102,750	125,016	166,128	192,450	170,894	187,299	79,601	82,942
Days sales outstanding5	36	35	30	39	41	42	52	50
Capital structure
Net debt to capitalization ratio6	0.2%	n/a	n/a	n/a	0.6%	4.0%	9.6%	13.9%
Return on equity7	16.1%	15.5%	15.2%	14.2%	14.3%	15.1%	15.4%	15.6%
Return on invested capital8	16.8%	16.0%	15.4%	14.0%	13.8%	14.1%	14.1%	14.0%
Balance sheet
Cash & cash equivalents and short-term investments	406,475	419,110	346,445	343,427	271,974	186,427	216,034	50,134
Total assets	3,813,138	3,872,980	3,785,231	3,899,910	3,988,216	3,938,735	3,985,914	3,680,558
Long-term financial liabilities9	324,236	305,409	290,625	302,741	319,647	345,904	436,860	326,916

1
Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 12 for details.

3	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 17.

4	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.

5	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.

6
The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. From Q4 2009 to Q2 2010, the net debt to capitalization ratio was negative (a net cash position) and therefore, shown as not applicable (“n/a”).

7	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the last twelve months over the last four quarters’ average equity.

8
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

9
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Financial Review

Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 93% for the quarter. While the book-to-bill is stated as a proportion of total bookings to revenue for the period, we closely follow this key performance measure on a trailing 12-month basis which is at 113%. Of the $838.2 million in bookings signed during the quarter, 57% came from new business, while 43% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 62% and 21% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 38% and Europe at 9%.

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Foreign Exchange

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars for the following periods:

	As at June 30,			As at September 30,
			Change		Change
	2010	2009	2010/2009	2009	June/Sept.
U.S. dollar	1.0606	1.1625	-8.8%	1.0722	-1.1%
Euro	1.3035	1.6297	-20.0%	1.5686	-16.9%
Indian rupee	0.0228	0.0244	-6.6%	0.0223	2.2%
British pound	1.5852	1.9122	-17.1%	1.7158	-7.6%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

	Three months ended			Nine months ended
	June 30,	June 30,		June 30,	June 30,
	2010	2009	Change	2010	2009	Change
U.S. dollar	1.0276	1.1672	-12.0%	1.0412	1.2081	-13.8%
Euro	1.3073	1.5890	-17.7%	1.4343	1.6026	-10.5%
Indian rupee	0.0226	0.0239	-5.4%	0.0226	0.0246	-8.1%
British pound	1.5330	1.8072	-15.2%	1.6264	1.8313	-11.2%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Revenue Distribution

The following charts provide additional information regarding our revenue mix for the quarter:

By Contract Types	By Geography	By Vertical Market
A. Management of IT and business functions (outsourcing) i) IT services 51% ii) Business process services 10% B. Systems integration and consulting 39%	A. Canada 60% B. U.S. 35% C. Europe 5%	A. Financial services 35% B. Government and healthcare 34% C. Telecommunications and utilities 16% D. Retail and distribution 10% E. Manufacturing 5%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2010 and 2009 periods. The 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the two periods.

	Three months ended			Nine months ended
	June 30,	June 30,		June 30,	June 30,
(in '000 of dollars except for percentage)	2010	2009	Change	2010	2009	Change

Revenue	901,614	950,419	-5.1%	2,725,061	2,899,110	-6.0%
Variation prior to foreign currency impact	0.7%	-4.5%		0.1%	-2.0%
Foreign currency impact	-5.8%	4.5%		-6.1%	6.4%
Variation over previous period	-5.1%	0.0%		-6.0%	4.4%

Canada revenue prior to foreign
currency impact	540,996	538,587	0.4%	1,618,444	1,652,296	-2.0%
Foreign currency impact	(2,357)			(7,576)
Canada revenue	538,639	538,587	0.0%	1,610,868	1,652,296	-2.5%

U.S. revenue prior to foreign
currency impact	355,191	341,583	4.0%	1,099,842	1,026,919	7.1%
Foreign currency impact	(42,712)			(150,909)
U.S. revenue	312,479	341,583	-8.5%	948,933	1,026,919	-7.6%

Europe revenue prior to foreign
currency impact	60,691	70,249	-13.6%	183,284	219,895	-16.6%
Foreign currency impact	(10,195)			(18,024)
Europe revenue	50,496	70,249	-28.1%	165,260	219,895	-24.8%
Revenue	901,614	950,419	-5.1%	2,725,061	2,899,110	-6.0%

During the third quarter of fiscal 2010, with the economy in North America showing modest signs of recovery, the Company recorded revenue growth on a constant currency basis of 0.7% in the quarter. While revenue from Canada remained essentially flat, the U.S. revenue continues to grow and completely offset the decrease experienced in the Europe segment. The European debt crisis contributed to the devaluation of the euro which weakened against the Canadian dollar causing the translated value of our Europe revenue to drop by approximately $10 million in the quarter.

For the third quarter of fiscal 2010, revenue was $901.6 million, a decrease of $48.8 million compared to the third quarter of fiscal 2009. On a constant currency basis, revenue increased by 0.7% year-over-year, and foreign currency exchange rate fluctuations caused a decrease of 5.8% or $55.3 million, mainly due to the weakening of the U.S. dollar and Euro. On a constant currency basis, the government & healthcare, financial services, and telecommunications & utilities verticals grew during the quarter.

For the nine months ended June 30, 2010, revenue was $2,725.1 million, a decrease of $174.0 million or 6.0% over the same period a year ago. Foreign currency exchange rate fluctuations negatively impacted revenue by 6.1% or $176.5 million, which is mainly due to the U.S. dollar weakening against the Canadian dollar. On a constant currency basis, our revenue was essentially unchanged; yet, the government & healthcare and financial services verticals grew during the last nine months.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Canada
For the three months ended June 30, 2010, revenue from our Canadian operating segment was $538.6 million, remaining essentially flat over the same quarter last year. On a constant currency basis, revenue increased by 0.4%. With the better outlook of economic conditions, coupled with renewed interest in our services, many clients have returned to investing in their IT projects. Growth came from our financial services and telecommunications & utilities verticals helping to offset the decrease in revenue from our other verticals.

For the nine months ended June 30, 2010, revenue from our Canadian operating segment was $1,610.9 million, down $41.4 million or 2.5% when compared to the same nine-month period one year ago. The majority of the decrease is the result of the non-renewal of a low performing contract for which we had revenue in the first quarter of fiscal 2009 for $25.9 million. The remainder of the decrease in revenue is attributable to certain IT contracts being deferred or delivered from lower cost centres both on and offshore. This decrease was partially offset by additional work from existing clients due to the improving economic conditions in fiscal 2010, mostly from clients in the financial services and the telecommunications & utilities verticals.

U.S.
For the quarter ended June 30, 2010, our U.S revenue was $312.5 million, a decrease of $29.1 million or 8.5% when compared to the same quarter of last year. Our operations grew by $13.6 million or 4.0% on constant currency. The increase in revenue was from new contracts signed over the last few quarters, mainly from the government & healthcare and financial services verticals. The weakening of the U.S. dollar against the Canadian dollar lowered our revenue by $42.7 million.

For the nine months ended June 30, 2010, the U.S. revenue decreased by $78.0 million or 7.6% over the same period last year reaching $948.9 million. On a constant currency basis, we grew by $72.9 million or 7.1%; similar to the quarter, the increase was predominantly the result of new outsourcing contracts that were signed in previous quarters, mostly from the financial services and government & healthcare verticals. The unfavourable foreign currency exchange rate impact accounted for a decrease of $150.9 million.

Europe
For the three months ended June 30, 2010, revenue from our Europe operating segment was $50.5 million, a decrease of $19.8 million or 28.1% compared to the same quarter last year. On a constant currency basis, the decrease was $9.6 million or 13.6% compared to the same quarter last year. The devaluation of currency, predominately the euro, accounted for $10.2 million of the decrease. Many of our European clients are taking steps to conserve capital in light of the economic difficulties by deferring or cancelling discretionary projects. This resulted in decreases in revenue across our vertical markets.

For the nine months ended June 30, 2010, our Europe revenue decreased by $54.6 million or 24.8% over the comparable period last year to $165.3 million. The constant currency decrease of $36.6 million is driven by the same factors identified above for the quarter. The unfavourable foreign exchange rates accounted for $18.0 million of the decrease.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Operating Expenses

	Three months ended				Nine months ended
(in '000 of dollars except for percentage)	June 30,	% of	June 30,	% of	June 30,	% of	June 30,	% of
	2010	Revenue	2009	Revenue	2010	Revenue	2009	Revenue
Costs of services, selling and
administrative	731,936	81.2%	791,890	83.3%	2,221,651	81.5%	2,424,853	83.6%

Foreign exchange loss (gain)	872	0.1%	(2,130)	-0.2%	(290)	0.0%	383	0.0%

Amortization
Capital assets	17,786	2.0%	16,812	1.8%	52,595	1.9%	47,197	1.6%
Contract costs related to transition costs	5,710	0.6%	5,870	0.6%	16,935	0.6%	15,755	0.5%
Other intangible assets	20,836	2.3%	24,842	2.6%	66,297	2.4%	76,309	2.6%
Total amortization	44,332	4.9%	47,524	5.0%	135,827	5.0%	139,261	4.8%

Costs of Services, Selling and Administrative
When compared to the third quarter of fiscal 2009, costs of services, selling and administrative expenses decreased by $60.0 million. The decrease came mostly from $46.8 million of favourable foreign currency fluctuations, partially offsetting the $55.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 83.3% to 81.2%. This is primarily due to improvements in gross margin driven by past restructuring and productivity initiatives of which a charge of $6.3 million was taken in the third quarter of fiscal 2009 predominantly for our Canadian segment. Included in our costs this quarter are $4.2 million for professional fees associated with the pending Stanley acquisition. Our costs of services are primarily driven by compensation which can vary due to salary adjustments, timing of fringe benefit payments and any severances incurred in the period. We remain focused on proactively managing our cost base to ensure proper alignment with our revenues.

For the nine-month period ended June 30, 2010, cost of services, selling and administrative expenses decreased $203.2 million. The majority of this decrease comes from $148.8 million of favourable foreign currency fluctuations, partially offsetting the unfavourable foreign exchange rate impact of $176.5 million on revenue. The remainder of the decrease can be attributed to a combination of lower costs that resulted from our numerous initiatives undertaken over the past two years. For the nine-month period of fiscal 2009, approximately $17.0 million was taken primarily for severances in our Canadian market. These initiatives also helped to improve our ratio of cost of services, selling and administrative expenses to revenue from 83.6% to 81.5%. This highlights CGI’s continuing commitment to cost containment in today’s challenging environment.

Foreign Exchange  Loss (Gain)
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.

Amortization
For the three-month period ended June 30, 2010, the increase in amortization of computer equipment was almost entirely offset by the decrease in the amortization of leasehold improvements, causing total amortization expense for capital assets to increase slightly over the same period last year. Restructuring and workspace densification efforts over the past year have decreased the need for leased space and improvements; hence, there were fewer additions and leasehold improvements on vacated sites were written off in the prior year, causing the decrease in amortization. Amortization of computer equipment increased due to investments made to support our new contracts and to improve our data centre infrastructure.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

The increase in amortization of capital assets for the nine-month period ended June 30, 2010 was mainly due to the additional computer equipment purchased over the last year to support our new contracts and to improve our data centre infrastructure.

For the quarter ending June 30, 2010, amortization of contract costs decreased slightly. While a number of new contracts signed over the prior quarters have increased the amortization of transition costs, the expiration of other contracts caused the amortization to drop.

The year-to-date contract cost amortization is slightly higher compared to the prior year reflecting the incremental increase of new contracts won during the previous quarters.

The amortization expense of other intangible assets decreased when compared to the same three and nine-month periods ended June 30, 2009. This is mainly attributable to the impairment charge taken in the last quarter of fiscal 2009 pertaining to certain finance-related business solutions in our U.S. operations. As a result, no amortization was recorded for these impaired assets in the last nine months.  In addition, over the last couple of years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. This, along with certain client relationships being fully amortized, have also contributed favourably to the reduction in amortization expenses.

For the three and nine-month periods ending June 30, 2010, foreign currency fluctuations favourably impacted total amortization by $2.2 million and $7.7 million respectively.

Adjusted EBIT by Segment

	Three months ended			Nine months ended
	June 30,	June 30,		June 30,	June 30,
(in '000 of dollars except for percentage)	2010	2009	Change	2010	2009	Change

Canada	103,237	77,356	33.5%	288,334	221,973	29.9%
As a percentage of Canada revenue	19.2%	14.4%		17.9%	13.4%

U.S.	43,357	42,951	0.9%	129,470	135,140	-4.2%
As a percentage of U.S. revenue	13.9%	12.6%		13.6%	13.2%

Europe	(951)	5,930	-116.0%	(939)	16,372	-105.7%
As a percentage of Europe revenue	-1.9%	8.4%		-0.6%	7.4%

Corporate	(21,169)	(13,102)	61.6%	(48,992)	(38,872)	26.0%
As a percentage of revenue	-2.3%	-1.4%		-1.8%	-1.3%

Adjusted EBIT	124,474	113,135	10.0%	367,873	334,613	9.9%
Adjusted EBIT margin	13.8%	11.9%		13.5%	11.5%

Canada
For the third quarter of 2010, adjusted EBIT was $103.2 million, an increase of $25.9 million or 33.5% when compared with the third quarter of 2009. As a percentage of revenue, our margin increased from 14.4% to 19.2%. The year-over-year improvement is predominantly due to the benefits attributable to the restructuring of our Canadian operations made in the prior year, along with our continued focus on addressing profit margin leakage opportunities, which are both favourably impacting our gross margin and operating costs. Also, investments made over the last two years have helped improve productivity within our data centre operations. In addition, with restored confidence, clients began to reinvest in IT, as explained in the revenue section; as a result, our utilization improved over the previous year.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

On a year-to-date basis, adjusted EBIT was $288.3 million, an increase of $66.4 million or 29.9%. As a percentage of revenue, the margin increased from 13.4% in 2009 to 17.9% in 2010. This increase was the result of the same factors mentioned above, combined with $8.2 million of severances taken in the first nine months of fiscal 2009. The charges were related to actions taken to maintain a competitive cost structure aligned with the current economic environment.

U.S.
Adjusted EBIT for our U.S. operating segment for the third quarter of fiscal 2010 was $43.4 million, an increase of $0.4 million or 0.9% when compared to the third quarter of 2009. On a constant currency basis, adjusted EBIT increased by $5.4 million or 12.5%. The weakened U.S. dollar lowered adjusted EBIT by $5.0 million. As a percentage of revenue, our margin increased from 12.6% to 13.9%. The growth in adjusted EBIT is from the additional revenue from new contracts signed over the prior quarters as well as improved efficiencies within our centres of excellence in India. We continue to manage our cost base to ensure its alignment with forecasted revenue.

For the nine-month period ended June 30, 2010, U.S. adjusted EBIT decreased by $5.7 million or 4.2% compared to the same period in the prior year. On a constant currency basis, adjusted EBIT grew $14.2 million or 10.5%; similar to the quarter, growth in adjusted EBIT came from the new contracts from our government & healthcare and financial services clients. The unfavourable foreign exchange impact lowered our U.S. revenue by $19.9 million.

Europe
Adjusted EBIT for our European operating segment was a loss of $1.0 million for the three months ended June 30, 2010, a decrease of $6.9 million or 116.0% when compared to the three months ended June 30, 2009. As a percentage of revenue, our margin decreased from 8.4% to negative 1.9%. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. Restructuring plans continue to be implemented to address excess capacity and to bring our margin in this segment back to profitable levels. Included in the results for this quarter are restructuring costs of approximately $1.0 million.

For the nine months ended June 30, 2010, adjusted EBIT decreased by $17.3 million or 105.7% over the same period last year to a loss of $0.9 million. The loss is due to the same reasons mentioned above. In addition, restructuring costs of approximately $4.7 million have been incurred to date for this segment.

Corporate
In the third quarter of fiscal 2010, corporate expenses represented 2.3% of revenue, up from 1.4% in the same quarter of fiscal 2009. Included in corporate expenses are the impacts of realized and unrealized foreign exchange losses which were $0.9 million in the current quarter along with $4.2 million of professional fees associated with the pending acquisition of Stanley. Removing these impacts for 2010 and the $2.1 million foreign exchange gain for 2009, corporate expenses would have been 1.8% and 1.6% of revenue respectively.

On a year-to-date basis, corporate expenses increased from 1.3% to 1.8% of revenue. Excluding the nine month impact of the items above, corporate expenses as a percentage of revenue would have increased from 1.3% to 1.7%. The increase is due to a reduction of working capital charges to our business units primarily related to the more effective management of our accounts receivable.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Earnings from Continuing Operations before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

	Three months ended				Nine months ended
(in '000 of dollars	June 30,	% of	June 30,	% of	June 30,	% of	June 30,	% of
except for percentage)	2010	Revenue	2009	Revenue	2010	Revenue	2009	Revenue

Adjusted EBIT	124,474	13.8%	113,135	11.9%	367,873	13.5%	334,613	11.5%
Interest on long-term debt	4,363	0.5%	3,503	0.4%	11,917	0.4%	15,463	0.5%
Interest income	(786)	-0.1%	(236)	0.0%	(1,770)	-0.1%	(1,783)	-0.1%
Other expenses (income)	1,135	0.1%	(1,185)	-0.1%	480	0.0%	2,172	0.1%
Gain on sale of assets	(396)	0.0%	-	0.0%	(396)	0.0%	-	0.0%
Earnings from continuing operations
before income taxes	120,158	13.3%	111,053	11.7%	357,642	13.1%	318,761	11.0%

Interest on Long-Term Debt
For the quarter ended June 30, 2010, interest expense increased by approximately $0.9 million due mainly to a higher amount of capital leases. The year-over-year decrease in interest expense for the nine-month period is mainly due to the combined impact on our credit facilities of the favourable variation in interest rates, and of debt repayments made over the last fiscal year offsetting incremental interest expense associated with higher volumes of capital leases.

Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, short-term investments, and tax assessments.

Other Expenses (Income)
Other expenses (income) include changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. For the three months ending June 30, 2010, there was an unfavourable change of $2.3 million from the same period last year pertaining to the deferred compensation arrangement. For the nine-month period ending June 30, 2010, there was a favourable change of $2.2 million from the same period in the prior year. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability.

Income Taxes
Income tax expense for the three months ended June 30, 2010 and 2009 were $34.3 million and $34.4 million, respectively. Our effective income tax rate for the three months ended June 30, 2010 and 2009 were 28.5% and 31.0%, respectively. The decrease is due to a net tax adjustment in the amount of $3.6 million, made by the favourable adjustment of $4.9 million resulting from the final determinations and expiration of limitation periods, offset by $1.3 million related to the non-deductible transaction costs incurred on the pending acquisition of Stanley.  Excluding these two impacts, our effective income tax rate would have been 31.5%.

For the nine months ended June 30, 2010, income tax expense was $78.9 million, a decrease of $6.6 million compared to $85.5 million a year ago, while our effective income tax rate also decreased from 26.8% to 22.1%. The decrease in both the income tax expense and the effective tax rate is predominantly due to the net favourable tax adjustments of $34.1 million recorded in the nine months ended June 30, 2010 compared to the $15.9 million for the same period in the prior year. Excluding these tax adjustments, our effective income tax rate would have been 31.6% and 31.8% for the nine-month period of fiscal 2010 and 2009, respectively.

We continue to expect our effective tax rate before any significant adjustments to be in the range of 31% to 33% in subsequent periods.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Net Earnings

The following table sets out the information supporting the earnings per share calculation:

	Three months ended			Nine months ended
	June 30,	June 30,		June 30,	June 30,
(in '000 of dollars unless otherwise indicated)	2010	2009	Change	2010	2009	Change
Earnings from continuing operations	85,880	76,678	12.0%	278,690	233,257	19.5%
Margin	9.5%	8.1%		10.2%	8.0%
Earnings from discontinued operations,
net of income taxes	-	-	N/A	-	1,308	-100.0%
Net earnings	85,880	76,678	12.0%	278,690	234,565	18.8%
Margin	9.5%	8.1%		10.2%	8.1%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	281,996,673	307,647,413	-8.3%	288,297,942	308,139,673	-6.4%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	290,226,120	311,500,173	-6.8%	296,446,444	311,223,342	-4.7%
Basic EPS from continuing operations (in dollars)1	0.30	0.25	20.0%	0.97	0.76	27.6%
Diluted EPS from continuing operations (in dollars)1	0.30	0.25	20.0%	0.94	0.75	25.3%
Basic EPS (in dollars)1	0.30	0.25	20.0%	0.97	0.76	27.6%
Diluted EPS (in dollars)1	0.30	0.25	20.0%	0.94	0.75	25.3%
1     EPS amounts are attributable to shareholders of CGI.

For the three months ended June 30, 2010, earnings from continuing operations increased by $9.2 million or 12.0% when compared to the prior year. The increase is due to the improved adjusted EBIT for the quarter predominately from the Canadian segment. Removing the effects of the positive $3.6 million net tax adjustment and the $4.2 million of Stanley acquisition-related costs, our earnings from continuing operations would have been $86.5 million representing a margin of 9.6%. Our diluted earnings per share would have remained unchanged at $0.30 for the third quarter of fiscal 2010 compared to $0.25 for the same period last year.

For the nine months ended June 30, 2010, earnings from continuing operations increased by $45.4 million or 19.5% when compared to the prior year. The growth was primarily due to the improvement in the adjusted EBIT and the $19.5 million in additional favourable tax adjustments over 2009 levels as highlighted in the income taxes section. Removing the effects of the net tax adjustment in the two periods and the $4.2 million of Stanley acquisition-related costs, our earnings from continuing operations would have been $248.8 million representing a margin of 9.1% as compared to 7.5% for the same period the prior year. Year-to-date, our diluted earnings per share would have been $0.84 compared to $0.70 for the same period last year.

CGI’s basic and diluted weighted average number of shares for the third quarter of fiscal 2010 was down versus the same period of the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During this quarter, 7.1 million shares were repurchased and 931.1 thousand options were exercised.

Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and is currently at 32.4% compared to 34.2% in the third quarter of 2009.

LIQUIDITY

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

As at June 30, 2010, cash and cash equivalents were $394.6 million. The following table provides a summary of the generation and utilization of cash for the three and nine months ended June 30, 2010 and 2009.

	Three months ended			Nine months ended
	June 30,	June 30,		June 30,	June 30,
(in '000 of dollars)	2010	2009	Change	2010	2009	Change

Cash provided by continuing operating activities	102,750	170,894	(68,144)	393,894	437,794	(43,900)
Cash used in continuing investing activities	(20,546)	(36,207)	15,661	(93,328)	(90,147)	(3,181)
Cash used in continuing financing activities	(108,676)	(29,934)	(78,742)	(244,997)	(132,996)	(112,001)
Effect of foreign exchange rate changes on
cash and cash equivalents from continuing operations	12,798	(19,206)	32,004	(4,398)	7,028	(11,426)
Net (decrease) increase in cash and cash
equivalents from continuing operations	(13,674)	85,547	(99,221)	51,171	221,679	(170,508)

Cash Provided by Continuing Operating Activities

Cash provided by continuing operating activities generated $102.8 million or 11.4% of revenue for the third quarter of fiscal 2010. This is compared with $170.9 million or 18.0% of revenue in the same quarter a year ago. The decrease in the quarter was mainly related to the timing of a payroll payment processed in advance due to the Canadian statutory holiday of July 1st that will reverse in the next quarter and additional income tax payments for our US operations.

For the nine-month period ended June 30, 2010, cash provided from operating activities decreased by $43.9 million to $393.9 million which represents 14.5% of revenue compared to $437.8 million or 15.1% for the same period last year. The majority of the decrease was related to the same factors identified for the quarter.

Cash Used in Continuing Investing Activities

During the third quarter of fiscal 2010, a total of $20.5 million was invested, a decrease of $15.7 million compared with the $36.2 million invested last year. While the refreshment of the asset base was consistent with the prior year, the decrease was primarily due to the Company choosing to finance certain assets.

For the nine-month period ended June 30, 2010, cash used in continuing investing activities increased to $93.3 million from $90.1 million in the same period last year. The increase was primarily the result of additions to contract costs, software licenses and short-term investments partially offset by certain assets being leased.

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. The Company purchased short-term investments in the current quarter for $1.0 million and $11.9 million year-to-date but made no such investments in the same periods last year.

Cash used for the purchase of capital assets amounted to $10.4 million during the quarter, a decrease of $6.4 million from prior year’s investment level of $16.7 million. Year-to-date, $31.4 million was used to purchase capital assets, a decrease of $17.1 million from last year. The decreases were due to a higher investment in computer equipment in 2009 for infrastructure upgrades to our data centres.

The investments in intangible assets were $10.0 million, a decrease of $8.3 million when compared to the $18.3 million invested in the third quarter of fiscal 2009. This is due to certain assets being financed.

Year-to-date, we invested $51.0 million in intangible assets, an increase of $5.7 million from last year. The increases were primarily due to additions of contract costs capitalized on contracts signed with new and existing clients partially offset by lower investments in internally used software.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Cash Used in Continuing Financing Activities

For the three-month period ended June 30, 2010, continuing financing activities consumed $108.7 million, an increase of $78.7 million over the same quarter last year. The Company repaid long-term debt for $5.4 million in the current quarter. We also used $112.0 million to repurchase our shares under the NCIB, while $8.7 million was generated from issuing shares via the exercise of stock options.

For the same quarter in fiscal 2009, continuing financing activities consumed $29.9 million. The Company used funds to pay down $3.5 million of our long-term debt. We repurchased $29.4 million worth of our shares under the NCIB, which was offset by the $3.0 million of proceeds received from the exercise of stock options.

For the nine months ended June 30, 2010, continuing financing activities consumed $245.0 million, an increase of $112.0 million over the same nine-month period last year. The Company drew US$100.0 million from its credit facilities to create a natural hedge and paid down its long-term debt for $14.7 million. We also used $387.1 million to repurchase CGI shares under the NCIB and received $50.1 million from issuing shares from the exercise of stock options.

For the nine-month period ended June 30, 2009, continuing financing activities consumed $133.0 million. During this period, the Company drew $144.7 million from its credit facilities and repaid $270.2 million of its long-term debt and credit facilities. We also realized a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. We repurchased $33.6 million worth of our shares under the NCIB, which was offset by the $7.7 million of proceeds received from the exercise of stock options.

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents from Continuing Operations

For the quarter ended June 30, 2010, we had a $12.8 million increase in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents. This increase was largely offset by an $8.2 million unrealized loss before taxes on translation of our long-term debt designated as hedges of our net investments in self-sustaining foreign operations. Neither the $12.8 million increase nor the $8.2 million unrealized loss had an effect on net earnings as both amounts were recorded in other comprehensive income.

CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computers and other equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2009, as discussed in the 2009 Annual Report.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of June 30, 2010, 32.4% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on June 30, 2010, the consideration would be approximately $12.6 million.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

CAPITAL RESOURCES

	Total commitment		Available at June 30, 2010		Outstanding at June 30, 2010
(in '000 of dollars)	$		$		$
Cash and cash equivalents		—		394,598		—
Short-term investments		—		11,877		—
Unsecured committed revolving facilities 1		1,500,000		1,253,942		246,058	2
Lines of credit and other facilities 1		25,000		25,000		—
Total		1,525,000		1,685,417		246,058	2
1   Excluding any existing credit facility under non-majority owned entities.
2   Consists of drawn portion of $227.8 million and Letters of Credit for $18.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2010, cash and cash equivalents and short-term investments were $406.5 million, the amount available under our credit facilities was $1,253.9 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At June 30, 2010, CGI was in compliance with these covenants.

Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

Total long-term debt increased by $134.8 million to $417.9 million at June 30, 2010, compared with $283.1 million at September 30, 2009. The variation resulted primarily from the drawing of US$100 million against our credit facilities for hedging purposes to protect our cash balances from the fluctuations of foreign currencies against the Canadian dollar. The impact from the fluctuations of foreign currencies on our total long-term debt is partially offset by the impact from the fluctuations of foreign currencies on our cash and cash equivalents and by the cash flow hedges on the Senior U.S. unsecured notes, reducing the overall impact on our net debt level.

FINANCIAL INSTRUMENTS AND HEDGES

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

The Company has the following outstanding hedging instruments:

Hedges on net investments in self-sustaining foreign subsidiaries

•	US$200.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.

Cash flow hedges on the future revenue

•	US$52.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

•	$95.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on the Senior U.S. unsecured notes

•	US$107.0 million foreign currency forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three and nine months ended June 30, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.

The Company expects that approximately $8.2 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at June 30, 2010 will be reclassified in net income in the next 12 months.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at June 30	2010	2009
Net debt to capitalization ratio	0.2%	0.6%
Return on equity	16.1%	14.3%
Return on invested capital	18.4%	13.8%
Days sales outstanding	36	41

At June 30, 2010, the Company had a net debt (including short-term investments) position of $6.4 million. The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. Our cash-generating ability has allowed us to significantly pay down our debt balance. We are well-positioned for any potential acquisitions we identify through our strategic mapping program, beyond completing the pending acquisition of Stanley.

Return on equity is a measure of the return we are generating for our shareholders. At the end of the third quarter of fiscal 2010, ROE stood at 16.1% compared to 14.3% in the prior year. The increase is due to the stronger net earnings margin and the repurchase of shares under the NCIB.

Return on invested capital was 16.8% up from 13.8% last year due primarily to higher profitability. Our efforts over the last 12 to 18 months to rationalize our cost structure and improve productivity have significantly increased our net earnings causing this measurement to increase.

DSO decreased to 36 days from last year. For the past six consecutive quarters, we have achieved and exceeded our target of 45 days. The primary reason for our improved DSO performance is due to our continued focus on receivables and our efforts to ensure the work that is completed is billed on a timely basis. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations.

OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $20.8 million, others do not specify a maximum amount or limited period. It is not reasonably possible to estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any material payments in connection with these guarantees.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2010, we had committed for a total of $113.1 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; and investing in our business solutions. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2010.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our people and their knowledge are key to delivering quality service to our clients. Our workforce of 26,000 professionals, our human resources program providing competitive compensation and benefits, a favourable working environment, and our training and career development programs, combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 88% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan, which aligns member objectives with the strategic goals of CGI. As well, all members share in the success of the Company in the Profit Participation Program.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes.  This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients.  CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

RELATED PARTY TRANSACTIONS

In the normal course of business, CGI is party to contracts with Innovapost Inc. (“Innovapost”), a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

	As at and for the three months ended		As at and for the nine months ended
	June 30,	June 30,	June 30,	June 30,
(in '000 of dollars)	2010	2009	2010	2009

Revenue	15,442	26,899	62,537	87,345
Accounts receivable	996	12,114	996	12,114
Work in progress	971	3,155	971	3,155
Contract costs	6,834	9,335	6,834	9,335
Deferred revenue	1,172	1,977	1,172	1,977

JOINT VENTURE: SUPPLEMENTARY INFORMATION

The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	As at and for the three months ended		As at and for the nine months ended
	June 30,	June 30,	June 30,	June 30,
(in '000 of dollars)	2010	2009	2010	2009
Revenue	23,565	24,400	71,317	77,839
Net Earnings	3,872	3,119	7,921	9,450
Current assets	35,696	42,286	35,696	42,286
Non-current assets	3,318	2,961	3,318	2,961
Current liabilities	16,890	15,752	16,890	15,752
Non-current liabilities	1,019	667	1,019	667

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements for the three and nine months ended June 30, 2010 and 2009 are unaudited and include all adjustments that management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of GAAP for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2009. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2009, except for new accounting policies adopted effective October 1, 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 1602, “Non-Controlling Interests”.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

CHANGES IN ACCOUNTING POLICIES

On October 1, 2009, the Company has elected early to adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) in January 2009, primarily because it converges with IFRS and U.S. GAAP:

a)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interests and contingent considerations. Subsequent changes in fair value of contingent consideration classified as liabilities are recognized in earnings. Acquisition-related costs and restructuring costs are also to be expensed as incurred rather than capitalized as a component of the business combination. In addition, the previously unrecognized future tax assets related to the acquiree subsequent to the business combination are recognized in earnings rather than as a reduction of goodwill.

b)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 to the September 30, 2009, audited consolidated financial statements and any accounting policy changes outlined in Note 1 of our interim financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

	Consolidated balance sheets	Consolidated statements of earnings
Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes

Goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock-based compensation	X		X
Investment tax credits and government programs	X		X
Impairment of long-lived assets	X			X

1	Accounts receivable, work in progress and deferred revenue.

Goodwill
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

FUTURE ACCOUNTING CHANGES

EIC 175

In December 2009, the CICA issued EIC 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of this new EIC on the consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases: diagnostic, detailed impact assessment, design and implementation. We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption.

The second phase of our plan has been in progress since February 2009 and as of this reporting date has been completed. This phase encompassed a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables from this phase included documentation of the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts. As the implications of the transition and conversion were identified, the impacts on the other key elements of our conversion plan were also assessed. These key elements included: information technology changes, education and training requirements, impacts on business activities, and lastly any changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

The remaining two phases, design and implementation, will be conducted jointly up until the changeover date. The deliverables include: i) the adjusting or redesigning of appropriate systems and processes; ii) the updating and development of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting; as well as iii) the parallel run of our comparative year financial statements with Canadian GAAP. Education and training will continue especially in those areas that will have the most significant impact on our operations. In addition, the working team will continue to monitor the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date. Working jointly with our external auditors, we will also be conducting an assurance engagement addressing our opening financial position upon conversion.

In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational staff throughout the current phase. Our strategy has been to gather and retain the expertise ‘in-house’ as much as possible supplementing as necessary with external resources. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We will provide our Board of Directors with a briefing in the fall of 2010.

The Company has completed its assessment of the following standards which are outlined below.  Please note that this assessment was based on existing standards and economic context in place today and could be modified before the changeover date. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments. Also, the information to follow is a high level summary only of the major impacts.

Property Plant and Equipment
We have assessed IFRS against our current GAAP and at this time we do not see a major impact to our financial statements outside of additional disclosure. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at transition date and annually thereafter if there is a triggering event. Finally, from a system perspective, there are no significant items that will need to be addressed during the design phase.

Leases
We do not see a material impact to our financial statements outside of enhanced disclosure. Unlike GAAP today, when classifying capital leases (or “finance leases” under IFRS), more judgement is applied due to the lack of quantitative thresholds. After our review during the detailed assessment phase, we concluded that we had no classification issues. In addition, more and more, the Company is signing fewer operating leases under Canadian GAAP.  When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from Canadian GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. Upon evaluation, financial, business and system impacts are immaterial for CGI at this time. An IFRS exposure draft on leases is expected in late 2010, which if adopted, would result in all leases being recognized on the balance sheet.

Financial Instruments
We do not foresee any material impact in terms of accounting and disclosure. There are certain differences between current GAAP and IFRS standards for the definition of the classification of the financial assets and liabilities, but these slight differences do not impact our current classification under Canadian GAAP. Designated hedging relationships qualifying for hedge accounting under Canadian GAAP are also qualifying under IFRS; however, the hedging documentation will need to be adjusted during the design phase in order to comply with the IFRS requirements upon transition.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Consolidation
We do not expect any material impact to our financial statements. Uniform accounting policies and reporting periods are applied throughout CGI’s consolidated group under current GAAP. Under IFRS, minority interest is initially recognised at fair value as opposed to carrying value under Canadian GAAP. However, it should not lead to material differences as we just have one non-controlling interest. The impact will be quantified in completing the business combinations assessment. As noted above, we elected for the early adoption of Section 1601 and 1602 of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised).

Foreign Exchange
We also have assessed IFRS against our current GAAP for the foreign exchange section and we do not foresee any material differences to our financial statements. Functional currencies have been reassessed for each entity of CGI and translation concepts have been reviewed with no adjustments expected.

Provisions
We are expecting some impact in terms of the discount rate to be used to measure long-term liabilities, but it is not expected to be material to the Company. The Company will need to enhance its disclosure of provisions based on its assessment of classes. Even if the thresholds for the recognition and measurement criteria have been lowered under IFRS, we are not expecting to have a material impact in our financial statements.

Business Combinations
We elected for the early adoption of Section 1582 of the CICA Handbook on October 1, 2009. This standard is similar to the corresponding provisions of IFRS 3 (Revised). We are currently reviewing the impacts of the transitional provisions of IFRS upon changeover.

Intangibles
IAS 38 is similar to CICA Handbook Section 3064 which was adopted by the Company during fiscal 2009. There is one difference pertaining to internal labour capitalization rates that is currently being assessed. This may require the Company to increase its value of intangibles upon conversion to IFRS. At this stage, its value is not expected to be material to the Company.

Impairments
Impairments are addressed under IAS 36 and will have an impact to the Company.  As opposed to current GAAP, impairments are conducted in one step using discount rates that are asset specific.  In addition, when profiling future cash flows of an asset, there are certain limitations in what can be included.  With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges.

Employee Benefits
CGI maintains a post-employment benefits plan to cover certain former retired employees associated with a business previously divested by the Company. Upon conversion to IFRS, the Company will account for any actuarial gains or losses directly in equity. This amount is expected to be immaterial. Also, due to the immateriality of this plan, we do not expect any significant changes to our disclosure. Under IFRS, termination benefits are recognized when the entity is committed, without realistic possibility of withdrawal, which generally requires a detailed plan and formal communication. During the design and implementation phase, the Company will be training its members to ensure termination benefits are recognized appropriately in the period. Outside of the foregoing, we do not expect any major system or process impacts.

Share-based Payments
With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Currently, CGI accounts for the costs under the straight-line method for GAAP but reconciles to the graded vesting method for US GAAP purposes. This change of method will not have a major system

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

impact upon transition. CGI will need to retroactively apply IFRS to any unvested grant options.  As with other sections, we will also expand our disclosure to meet IFRS standards.

Income Taxes
With respect to income taxes (under IAS 12), deferred tax assets or liabilities cannot be recognized on acquisition of net assets that are not business combinations. Upon conversion, CGI will adjust its accounts accordingly and the impact will not have a significant effect on its balance sheet. Processes and procedures will need to be amended to address the additional disclosure requirements under IFRS, especially as it pertains to the continuity schedule for deferred tax assets and liabilities.

Government Grants
No accounting impact is expected under IFRS for government grants as IAS 20 permits the same accounting treatment as GAAP today. In addition, the Company will not have any additional disclosure requirements and no system or process impacts are anticipated.

Borrowing Costs
IAS 23 requires the Company to capitalize borrowing costs on certain qualifying assets. CGI is evaluating this impact focusing on any assets that will take more than one year to build or develop. At this time, upon IFRS conversion, we are not expecting to have a material impact to our financial statements.

Presentation
The presentation section is addressed through many International Accounting Standards most of which do not have significant differences from GAAP today. Certainly as outlined in all sections, there will be additional disclosure required in the notes to the financial statements. In certain cases, there will be a shifting of information between the notes and the face of the financial statements. Under IFRS, CGI is obliged to present a separate Statement of Equity while the Statement of Retained Earnings will be discontinued.

With respect to our reportable segment disclosure, we do not see any differences from our current presentation.

Joint Ventures
Currently under IAS 31, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. There is an exposure draft which proposes to only allow for interests under the equity method. We are not expecting the new standard to be effective before CGI’s changeover date.

Revenue Recognition
The revenue recognition area under IAS 11 and IAS 18 is most complex as guidance under the existing IFRS standards is generic in nature and does not necessarily align with industry specific guidance as is the case today for many standards. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. While the standards are still being drafted and are subject to change, the Company will continue to monitor their progress and will further assess the impacts over the next few months.

Recently, a joint exposure draft was recently issued by the International Accounting Standards Board and Financial Accounting Standards Board on revenue recognition and is open for comment until the fall of 2010. It is currently expected to be the standard when CGI reports its first financial statements under IFRS; therefore, the team is currently reviewing this document in relation to decisions recently made in this area.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

In reviewing our policy choices, we do not currently see any material impact on our key performance measures outside of any impacts identified above. As for our debt covenants, the IFRS policies we have chosen to date do not materially change any financial statement item included in their calculations.

RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to the Market

Economic risk – The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks Related to our Industry

The competition for contracts – CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others – Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic.  In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Credit risk with respect to accounts receivable – In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects.  There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates – In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks – Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation – CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

Risks associated with acquisitions – A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations – The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks – The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2010

pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2009 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2009. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents 1% of our consolidated total assets and 3% of our consolidated revenue as at and for the quarter ended June 30, 2010. Please refer to page 24 of this MD&A for supplementary financial information about Innovapost.

For the quarter ending June 30, 2010, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

LEGAL PROCEEDINGS

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.